FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

[Website Text and Layout]

On December 22, 2011, Vulcan Materials Company (the “Company”) included the following items on its website, http://vulcanmaterials.shareholderresource.com/, which contains information about Martin Marietta’s the unsolicited exchange offer that was announced December 12, 2011:

[Welcome]

Vulcan Materials: The Real Aggregates Leader

On December 12, 2011, Martin Marietta Materials, Inc. commenced an unsolicited exchange offer to acquire all outstanding common shares of Vulcan Materials Company at a fixed exchange ratio of 0.50 shares of Martin Marietta common stock for each share of Vulcan Materials common stock.

The Board of Directors of Vulcan, after consultation with its independent financial and legal advisors, unanimously determined that the Martin Marietta exchange offer was not in the best interests of Vulcan’s shareholders and recommended that Vulcan shareholders reject the offer.

This website provides information from Vulcan Materials on this matter.  Please read all of these materials carefully.

We thank you for your support.

[Press Releases]

[Posting of Vulcan press releases]

[Shareholder Letters]

[Posting of Vulcan letters to shareholders]

[SEC Filings]

[Posting of Vulcan filings with the U.S. Securities and Exchange Commission]

[Contact Us]

If you have questions or need additional assistance, please contact:

Investor Contacts:
Mark Warren
(205) 298-3220
or

MacKenzie Partners, Inc.
Dan Burch/Bob Marese
(212) 929-5500

Media Contacts:
David Donaldson
(205) 298-3220
or
Jamie Tully/Meghan Stafford
Sard Verbinnen & Co
(212) 687-8080

[Important Information]

ADDITIONAL INFORMATION
The information on this website does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval.  In response to the unsolicited exchange offer commenced by Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”), Vulcan Materials Company (“Vulcan”) has filed a Solicitation/Recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”).  INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov.  Copies of the Solicitation/Recommendation Statement, any amendments and supplements to the Solicitation/Recommendation Statement and other Vulcan materials related to Martin Marietta’s unsolicited offer will also be available for free under the “Investor Relations” tab of Vulcan’s corporate website http://ww.vulcanmaterials.com.

ADDITIONAL INFORMATION ABOUT POTENTIAL PARTICIPANTS
In addition, Vulcan intends to file a proxy statement with the SEC with respect to the 2012 Annual Meeting of Stockholders.  Any definitive proxy statement will be mailed to stockholders of Vulcan.  Vulcan, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Vulcan shareholders in connection with the matters to be considered at the annual meeting.

INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ ANY SUCH PROXY STATEMENT, ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov.

Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with Vulcan’s 2012 Annual Meeting.  Information regarding the direct and indirect beneficial ownership of Vulcan’s directors and executive officers in Vulcan’s securities is included in their SEC filings on Forms 3, 4 and 5, and additional information can also be found in Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011, and its Quarterly Reports on Form 10-Q for the first three quarters of the fiscal year ended September 30, 2011, filed on May 6, 2011, August 4, 2011 and November 4, 2011, respectively.  Relevant information concerning such participants and their potential interests is also contained in the Solicitation/Recommendation on Schedule 14D-9.  Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Vulcan with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge under the “Investor Relations” tab of our corporate website at www.vulcanmaterials.com.

FORWARD-LOOKING STATEMENT DISCLAIMER
This document contains forward-looking statements.  Statements that are not historical fact, including statements about Vulcan’s beliefs and expectations, are forward-looking statements.  Generally, these statements relate to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings, or levels of capital expenditures.  These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this document.  These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports Vulcan periodically files with the SEC. Vulcan cautions prospective investors that forward-looking statements are not guarantees of future performance and that actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements. The following risks related to Vulcan’s business, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the results of the streamlining actions adopted by Vulcan will differ from those anticipated; future events relating to Martin Marietta’s unsolicited offer to acquire Vulcan; those associated with general economic and business conditions; the timing and amount of federal, state and local funding for infrastructure; the lack of a multi-year federal highway funding bill with an automatic funding mechanism; the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding; the impact of a prolonged economic recession on Vulcan’s industry, business and financial condition and access to capital markets; changes in the level of spending for private residential and nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing of Vulcan’s products; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; healthcare costs; the amount of long-term debt and interest expense incurred by Vulcan; changes in interest rates; the impact of Vulcan’s below investment grade debt rating on Vulcan’s cost of capital; volatility in pension plan asset values which may require cash contributions to the pension plans; the impact of environmental clean-up costs and other liabilities relating to previously divested businesses; Vulcan’s ability to secure and permit aggregates reserves in strategically located areas; Vulcan’s ability to manage and successfully integrate acquisitions; the potential of goodwill impairment; the potential impact of future legislation or regulations relating to climate change or greenhouse gas emissions or the definition of minerals; and other assumptions, risks and uncertainties detailed from time to time in the reports filed by Vulcan with the SEC. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.  Vulcan disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document except as required by law.  Vulcan notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995.  Vulcan is not waiving any other defenses that may be available under applicable law.